
05009334


SOLBEC
PHARMACEUTICALS

82-34866

SUPPL

SOLBEC EXHIBITING AT BIO 2005

Summary:

- Solbec is exhibiting at BIO 2005 in Philadelphia, USA

Perth, Australia. 20 June 2005. Solbec Pharmaceuticals (ASX: SBP) is exhibiting at the world's largest biotechnology convention, BIO2005 in Philadelphia, USA from 19-22 June.

More than 18,000 biotech and pharmaceutical executives, investors, journalists, policy makers and scientists from more than 60 countries are expected to attend.

This year's convention will feature greater overseas representation with two international plenary sessions, country seminars with 16 countries presenting the latest developments in national biotechnology policies, and a Ministerial Seminar with federal level ministers from at least 4 countries.

Solbec CEO Stephen Carter is attending the Convention and the Company will be featured as part of the exhibition promoting global innovation.


SEC MAIL PROCESSING
RECEIVED
JUN 27 2005
WASH. D.C. 198 SECTION

Further information:

Stephen Carter
Managing Director / CEO
Solbec Pharmaceuticals Ltd
Phone +61 (08) 9446 7555 / 0412 154029
stephen.carter@solbec.com.au

Media:
Rebecca Christie
Phone: +61 (02) 9237 2800 / 0417 382 391
rchristie@bcg.com.au

Background Information

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine™, through Phase I/IIA clinical trials for the treatment of advanced solid tumours, and as a topical treatment for psoriasis. Solbec's two proprietary ingredients in Coramsine™ were isolated from the fruit of a plant known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine™ has potential application in the areas of animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine™ for the final stages of pre-commercial development and marketing.

www.solbec.com.au


PROCESSED
JUN 30 2005
THOMSON
FINANCIAL

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